EXHIBIT 11.1

CAROLINA FIRST CORPORATION
COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE

(All Amounts, Except Share Data, in Thousands)


                                          Three Months Ended
                                          March 31, 1995

Primary

Net income applicable to
common shareholders                     $     1,570

Shares:
Weighted average number of
outstanding common shares                 4,603,769

Primary earnings per common share       $      0.34



Fully Diluted

Net income applicable to
common shareholders                     $     1,570

Dividends on preferred stock                    727

     Net income                         $     2,297

Shares:
Weighted average number of
outstanding common shares                 4,603,769

Weighted average common share
equivalents from preferred stock          2,933,056

     Total common share equivalents       7,536,825

Fully diluted earnings per share        $      0.30